Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 7, 2013

Relating to Preliminary Prospectus dated November 7, 2013

Registration No. 333−191585

JGWPT HOLDINGS INC.

FREE WRITING PROSPECTUS

November 7, 2013

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated November 7, 2013 (the “Revised Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-191585) of JGWPT Holdings Inc. (the “Company”), as filed with the Securities and Exchange Commission on November 7, 2013 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its Class A common stock, par value $0.00001 per share (the “Class A Shares”), and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, only restates the information added to the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus, including the section entitled “Risk Factors” beginning on page 27 of the Revised Preliminary Prospectus.

To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1580185/000156761913000122/s000086x7_s1a.htm

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 7, 2013

P R O S P E C T U S

9,750,000 CLASS A SHARES

JGWPT HOLDINGS INC.

Common Stock

This is JGWPT Holdings Inc.’s initial public offering. We are offering 9,750,000 shares of our Class A common stock, par value $0.00001 per share, or the Class A Shares. We currently expect that the initial public offering price of our Class A Shares will be between $15.00 and $16.00 per share. These shares will represent 100% of our Class A Shares outstanding (and 34.6% of our Class A Shares on a fully diluted basis) immediately following this offering. JGWPT Holdings Inc. is a newly formed company and prior to this offering will have no assets or operations.

We will use the net proceeds that we receive from this offering to purchase common membership interests in JGWPT Holdings, LLC, which we refer to as JGWPT Common Interests. There is no market for the JGWPT Common Interests. The purchase price for the JGWPT Common Interests will be equal to the public offering price of our Class A Shares less the underwriting discount referred to below.

We will use the net proceeds of this offering to purchase newly issued JGWPT Common Interests directly from JGWPT Holdings, LLC. We collectively refer to the holders of JGWPT Common Interests before and after this offering, other than us, as Common Interestholders. Upon completion of this offering, we will have acquired 9,750,000 JGWPT Common Interests representing a 34.6% economic interest in JGWPT Holdings, LLC and will be the sole managing member of JGWPT Holdings, LLC. JGWPT Holdings, LLC will use the net proceeds it receives from us in connection with this offering to repay a portion of the amount outstanding under our term loan.

Immediately after the sale of 9,750,000 Class A Shares in this offering and the related purchase of JGWPT Common Interests with the net proceeds therefrom, we will issue and sell at par value an aggregate of 14,031,041 shares of our Class B common stock, par value $0.00001 per share, or the Class B Shares, to the Common Interestholders (other than PGHI Corp.) in respect of the equal number of JGWPT Common Interests then owned by such holders. No Class B Shares will be issued in respect of any Common Interest we purchase in connection with this offering. Each Class B Share will have ten (10) votes per share, while each Class A Share will have one (1) vote per share. As a result, the 9,750,000 Class A Shares sold in this offering will represent 6.5% of the combined voting power of our common stock immediately after the sale of such Class A Shares and the 14,031,041 Class B Shares will represent the remaining 93.5%. However, the Class A Shares sold in this offering will represent 100% of the economic interest in us and 34.6% of the economic interest in JGWPT Holdings, LLC.

Currently no public market exists for our Class A Shares. Our Class A Shares have been approved for listing on the New York Stock Exchange, or the NYSE, subject to official notice of issuance under the symbol “JGW.”

We are an “emerging growth company” under applicable federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our Class A Shares involves risks that are described in the “Risk Factors” section beginning on page 27 of this prospectus.

	Per Class A Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1) See “Underwriting” for a description of the compensation payable to the underwriters and our financial advisor.

We have granted the underwriters an option to purchase up to an additional 1,462,500 Class A Shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus, solely to cover over-allotments, if any. We intend to use the net proceeds from any exercise of the option to purchase a corresponding number of JGWPT Common Interests directly from JGWPT Holdings, LLC.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Class A Shares will be ready for delivery on or about                        , 2013.

Barclays	Credit Suisse

Deutsche Bank Securities	Jefferies	Keefe, Bruyette & Woods A Stifel Company

JMP Securities	Stephens Inc.

Prospectus dated                     , 2013.

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Our Structure

The diagram below depicts our organizational structure immediately after the consummation of this offering and related transactions. See “—The Transactions.”

(1)	Sole managing member of JGWPT Holdings, LLC with a 34.6% economic interest.

(2)

Class B Holders includes JLL Holders, Employee Holders and Other Holders of JGWPT Common Interests, which hold Class B Common Stock in JGWPT Holdings Inc. All Class B Holders also hold Common Interests. See footnotes 5, 6 and 7 for further information. Collectively, Class B Holders also hold a 49.8% economic interest in JGWPT Holdings, LLC.

(3)	The economic interests of this group of Common Interestholders prior to this offering are described under “—JGWPT Holdings, LLC.”

(4)	PGHI Corp. holds warrants to purchase Class A Shares, representing 0% of the voting power and 0% of the economic interest; PGHI Corp. also holds a 15.5% economic interest in JGWPT Holdings, LLC.

(5)	JLL Holders hold Class B Common Stock in JGWPT Holdings Inc. representing 62.3% of the voting power and 0% of the economic interest; JLL Holders also hold a 33.2% economic interest in JGWPT Holdings, LLC.

(6)	Employee Holders hold Class B Common Stock in JGWPT Holdings Inc. representing 13.9% of the voting power and 0% of the economic interest; Employee Holders also hold a 7.4% economic interest in JGWPT Holdings, LLC.

(7)	Other Holders of JGWPT Common Interests hold Class B Common Stock in JGWPT Holdings Inc. representing 17.3% of the voting power and 0% of the economic interest; Other Holders of JGWPT Common Interests also hold a 9.2% economic interest in JGWPT Holdings, LLC.

(8)	Prior to this offering, the current company named JGWPT Holdings, LLC will be merged with and into a newly formed subsidiary of JGWPT Holdings Inc., with the newly formed subsidiary surviving the merger and changing its name to JGWPT Holdings, LLC immediately after the merger.

(9)	Our term loan is guaranteed by certain of our subsidiaries.

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JGWPT Holdings, LLC. The sole asset of the current company named JGWPT Holdings, LLC is its ownership of 100% of J.G. Wentworth, LLC, the holding company for the operating subsidiaries of the businesses. Immediately prior to and in connection with this offering, the current company called JGWPT Holdings, LLC will merge with and into a newly formed subsidiary of JGWPT Holdings Inc., with the newly formed subsidiary surviving the merger. Immediately after the merger and prior to the consummation of this offering, the surviving, newly formed subsidiary will change its name to JGWPT Holdings, LLC.

The current members of JGWPT Holdings, LLC are described below. Immediately after the merger described above, the members of JGWPT Holdings, LLC will hold these interests in the newly formed company surviving the merger as described below.

•	JLL JGW Distribution, LLC, which is owned by pooled investment vehicles sponsored or managed by JLL, holds an approximately 5.1% economic interest in JGWPT Holdings, LLC through its ownership of 945,151 JGWPT Common Interests.

•	JGW Holdco, LLC, which is over 99% owned by JLL JGW Distribution, LLC, holds an approximately 45.7% economic interest in JGWPT Holdings, LLC through its ownership of 8,400,024 JGWPT Common Interests. We collectively refer to JGW Holdco, LLC and JLL JGW Distribution, LLC as the JLL Holders.

•	PGHI Corp., the current stockholders of which include affiliates of Credit Suisse Group AG and DLJ Merchant Banking Partners IV, L.P. and former members of Peachtree management, holds an approximately 23.7% economic interest in JGWPT Holdings, LLC on a fully diluted basis through its ownership of (i) 4,360,623 non-voting JGWPT Common Interests and (ii) Class C Profits Interests. The Class C Profits Interests will be cancelled in connection with this offering and PGHI Corp. will receive non- transferable warrants to purchase up to 483,992 Class A Shares at an exercise price of $35.73 per share and 483,992 Class A Shares at an exercise price of $62.91 per share beginning 180 days after the consummation of this offering and until January 8, 2022.

•	Certain of our officers and other employees, whom we collectively refer to as the Employee Members, hold an approximately 11.3% economic interest in JGWPT Holdings, LLC through their ownership of (i) an aggregate of 367,350 JGWPT Common Interests and (ii) JGWPT Holdings, LLC Class B Management Interests which will be converted into an aggregate of 1,708,005 restricted JGWPT Common Interests (with a corresponding number of Class B Shares) in connection with this offering in a manner that reflects the percentage of the current company named JGWPT Holdings, LLC currently owned by the Class B Management Interest holders, taking into account their current distribution entitlement and the fair value of JGWPT Holdings, LLC based on the offering price. A substantial amount of converted interests will be subject to forfeiture at the time of the conversion and will only vest if the holder remains employed by us through the applicable period. The conversion will have no direct or indirect economic effect on us.

•	Other members who are not employed by us or affiliated with JLL or PGHI Corp., whom we refer to as the Other Members, hold an approximately 14.1% economic interest in JGWPT Holdings, LLC through their ownership of an aggregate of 2,615,877 JGWPT Common Interests.

During 2013, JGWPT Holdings, LLC made $459.6 million in cash distributions to the Common Interestholders in connection with our obtaining an additional term loan under the credit facility. JGWPT Holdings, LLC also made a $16.3 million distribution to PGHI Corp. of assets originally acquired by us in connection with the Peachtree Merger. As of June 30, 2013, we had member’s capital of $38.4 million and negative tangible equity (member’s capital less intangible assets and goodwill) of ($96.2) million.

JGWPT Holdings Inc. Upon completion of the offering, JGWPT Holdings Inc. will use the net proceeds received to acquire 9,750,000 newly issued JGWPT Common Interests directly from the newly formed company to be named JGWPT Holdings, LLC. Immediately after our acquisition of these JGWPT Common Interests, our only material asset will be our ownership of 34.6% of the total JGWPT Common Interests and our only business will be acting as the sole managing member of JGWPT Holdings, LLC. You should note, in particular, that:

•	We will be the sole managing member of JGWPT Holdings, LLC.

•	Investors in this offering will own 100% of our Class A Shares (and 34.6% of our Class A Shares on a fully diluted basis). The outstanding Class A Shares will represent 100% of the economic interest in us, but initially only 6.5% of our voting power, and we will own 34.6% of the economic interest in JGWPT Holdings, LLC. Our Class A Shares and Class C common stock, par value 0.00001 per share, or the Class

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C Shares, will entitle the holders to receive 100% of any distributions we make, except that each Class B Share will entitle the holder thereof to receive the par value of $0.00001 per Class B Share upon our liquidation, dissolution or winding up. The holders of Class A Shares and Class C Shares will also be entitled to receive the par value of $0.00001 per Class A Share or Class C Share, as the case may be, upon our liquidation, dissolution or winding up, but unlike the Class B Shares, these holders also will be entitled to share ratably in all other assets available for distribution after payment of our liabilities. Immediately after the completion of this offering, the only outstanding Class A Shares will be the Class A Shares issued pursuant to this offering.

•	Except in respect of any tax distributions we receive from JGWPT Holdings, LLC, if JGWPT Holdings, LLC makes a distribution to its members, including us, we will be required to make a corresponding distribution to each of our holders of Class A Shares and holders of Class C Shares, subject only to applicable law.

•

The Common Interestholders other than PGHI Corp. will own 100% of our Class B Shares, which will vote together with the Class A Shares as a single class. Each Class A Share has one vote per share and each Class B Share has 10 votes per share. The Class B Shares will represent, upon completion of this offering, 93.5% of the combined voting power of our common stock. The Class B Shares do not represent an economic interest in us and are therefore not entitled to any dividends that we may pay. The Common Interestholders other than PGHI Corp. will hold substantially more than 50% of the combined voting power of our common stock since they will hold all the Class B Shares.

•

Upon completion of this offering, we will enter into a Director Designation Agreement with the JLL Holders and PGHI Corp. Under this agreement, the JLL Holders will have the right to designate four director designees to our board of directors so long as the JLL Holders own at least 934,488 JGWPT Common Interests and at least 20% of the aggregate number of JGWPT Common Interests held on such date by members of JGWPT Holdings, LLC who were members of JGWPT Holdings, LLC (or its predecessor of the same name) on July 12, 2011, and PGHI Corp. will have the right to designate one director so long as PGHI Corp. (together with its then-current stockholders) or its assignee holds in the aggregate at least 436,104 JGWPT Common Interests. These director designees will be voted upon and possibly elected by our stockholders.

•

Moreover, pursuant to the Voting Trust Agreement to be entered into by the JLL Holders and certain of the Employee Members, the JLL Holders, David Miller, our Chief Executive Officer, and Randi Sellari, our Chief Operating Officer and President,as trustees, will be able to direct the vote of the Class B Shares held by these Employee Members.

•

Under the terms of the Voting Agreement that the JLL Holders, PGHI Corp., and certain other Common Interestholders intend to enter into upon completion of this offering, each of the parties thereto will agree to vote all of their Class A Shares and Class B Shares, as applicable, in favor of the election to our board of directors of our Chief Executive Officer, four designees of the JLL Holders and one designee of PGHI Corp.

•

Pursuant to our certificate of incorporation, the four directors designated by the JLL Holders will each be entitled to two votes on each matter presented to the board of directors until the earlier to occur of such time as we cease to be a “controlled company” within the meaning of the NYSE corporate governance standards or such time as the JLL Holders cease to hold, in the aggregate, at least 934,488 JGWPT Common Interests and at least 20% of the aggregate number of JGWPT Common Interests held on such date by members of JGWPT Holdings, LLC who were members of JGWPT Holdings, LLC (or its predecessor of the same name) on July 12, 2011.

•	While the Class B Shares, as indicated above, do not represent any economic interest in us, each holder of a Class B Share also owns an economic interest in JGWPT Holdings, LLC through a corresponding JGWPT Common Interest.

•	PGHI Corp. is an affiliate of DLJ Merchant Banking Partners IV, L.P. and Credit Suisse Group AG. Due to certain requirements under the Bank Holding Company Act of 1956, as amended, and the regulations promulgated thereunder to which DLJ Merchant Banking Partners IV, L.P. and Credit Suisse Group AG are subject, PGHI Corp. does not hold voting stock or voting interests in JGWPT Holdings, LLC. Accordingly,

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PGHI Corp. will continue to hold non-voting JGWPT Common Interests and will not be issued any of our Class B Shares. The JGWPT Common Interests held by PGHI Corp. will be non-vesting securities and will be exchangeable for our Class C Shares, which are not entitled to any voting rights, but are convertible into Class A Shares. The warrants issued to PGHI Corp. in connection with this offering, however, will be exercisable for our Class A Shares, and the JGWPT Common Interests held by PGHI Corp. will be exchangeable for our Class C Shares, which will in turn be convertible at any time into Class A Shares.

•	Pursuant to the operating agreement of JGWPT Holdings, LLC, in order to provide liquidity to the Common Interestholders each JGWPT Common Interest held by a Common Interestholder will be exchangeable for (i) one of our Class A Shares, or, in the case of PGHI Corp., one of our Class C Shares, or (ii) at the option of JGWPT Holdings, LLC cash equal to the market value of one of our Class A Shares or Class C Shares, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests), subject to applicable rules and restrictions imposed by us. The exchange of the JGWPT Common Interests for our Class A Shares, and the concurrent redemption and cancellation of the Class B Shares corresponding to these JGWPT Common Interests, will increase the number of outstanding Class A Shares and decrease the number of outstanding Class B Shares, except in the case of an exchange by PGHI Corp. of JGWPT Common Interests for our Class C Shares.

•	PGHI Corp. and, in some cases, its transferees, will have the right to exchange their non-voting JGWPT Common Interests for our Class C Shares, or, at the option of JGWPT Holdings, LLC, cash equal to the market value of one of our Class C Shares, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests), subject to applicable rules and restrictions imposed by us, as more fully described under “The Transactions—Operating Agreement of JGWPT Holdings, LLC-Exchange Rights.” Class C Shares are generally not entitled to vote on any matter but do share ratably in dividends and other distributions. Class C Shares, however, may be converted at any time into Class A Shares. See “Description of Capital Stock-Class C Shares.”

•	JLL owns a portion of its investment through an existing corporation and the owners of PGHI Corp., including DLJ Merchant Banking Partners IV, L.P. and affiliates of Credit Suisse Group AG, own their investment through PGHI Corp. JLL and the equity holders of PGHI Corp. have the right to elect to require that, instead of exchanging for Class A Shares the JGWPT Common Interests held by JLL’s corporation or PGHI Corp. for Class A Shares, we engage in a merger in which the JLL entity owning this corporation or the stockholders of PGHI Corp., as applicable, receive Class A Shares directly and we become the owner of the JLL corporation or PGHI Corp., as applicable, or its assets. Provided that the conditions to the exercise of these rights have been met, the exercise of either of these transactions will not be subject to any affiliate transaction covenants or similar restrictive provisions. However, it is a condition to each of these transactions that the acquisition not result in material liabilities to us.

•	Under the Operating Agreement JGWPT Holdings, LLC will be prohibited from repurchasing any JGWPT Common Interests unless it has also offered to purchase a pro rata number of JGWPT Common Interests from each Common Interestholder. Pursuant to our certificate of incorporation, in the event that JGWPT Holdings, LLC repurchases any of our JGWPT Common Interests, we will be required to use the corresponding proceeds received from JGWPT Holdings, LLC to repurchase Class A Shares.

•	Following this offering, the members of the newly formed company to be named JGWPT Holdings, LLC, other than us, will consist of JGW Holdco, LLC, JLL JGW Distribution, LLC, PGHI Corp., the Employee Members and the Other Members.

Certain Attributes of our Structure. Our structure following this offering will be designed to accomplish a number of objectives, the most important of which are as follows:

•	The structure will allow us to serve as a holding company, with our sole asset being our ownership interest in the newly formed company to be named JGWPT Holdings, LLC. The Common Interestholders, however, will retain their economic investment in the form of direct interests in JGWPT Holdings, LLC, rather than through our Class A Shares. Following this offering, all of the businesses operated by JGWPT

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Holdings, LLC or its subsidiaries prior to this offering, and all of the interests held by JGWPT Holdings, LLC and its subsidiaries in such businesses prior to this offering, will be operated or held, as the case may be, by JGWPT Holdings, LLC and its subsidiaries, and our current management will continue to manage these businesses. As a result, we and the Common Interestholders will participate in the net operating results of JGWPT Holdings, LLC on a pari passu basis, in accordance with our respective ownership of JGWPT Holdings, LLC.

•	In connection with this offering, we will issue the Common Interestholders, other than PGHI Corp., non-economic Class B “vote-only” shares that as a percentage of the combined voting power of our common stock will be equal to 10 times their economic ownership in JGWPT Holdings, LLC.

•	In the event that a Common Interestholder wishes to exchange JGWPT Common Interests for Class A Shares, the holder must deliver the JGWPT Common Interests to JGWPT Holdings, LLC, together with a corresponding number of Class B Shares (except in the case of PGHI Corp), and in exchange therefor:

•	we will deliver to JGWPT Holdings, LLC a number of Class A Shares corresponding to the number of JGWPT Common Interests delivered to JGWPT Holdings, LLC;

•	JGWPT Holdings, LLC will deliver to us a number of newly issued JGWPT Common Interests equal to the number of JGWPT Common Interests surrendered to JGWPT Holdings, LLC by the exchanging holder;

•	we will redeem any Class B Shares delivered to JGWPT Holdings, LLC and cancel them; and

•	JGWPT Holdings, LLC will cancel the JGWPT Common Interests surrendered to JGWPT Holdings, LLC by the exchanging holder.

•	As noted above, JGWPT Common Interests held by PGHI Corp. will be exchangeable for our Class C Shares. Such exchanges generally will follow the procedures outlined above, except that PGHI Corp. will not be required to deliver Class B Shares for cancellation in connection with the exchange. Pursuant to our certificate of incorporation, Class C Shares may be converted at any time into Class A Shares.

•	Under the terms of the operating agreement of JGWPT Holdings, LLC, Common Interestholders will be able to exchange their JGWPT Common Interests for Class A Shares at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests), subject to applicable rules and restrictions imposed by us.

The Transactions

In connection with this offering:

•	JGWPT Holdings, LLC will merge with and into a newly formed subsidiary of JGWPT Holdings Inc., with the newly formed subsidiary surviving the merger. Pursuant to the merger and prior to the consummation of this offering, the surviving, newly formed subsidiary will change its name to JGWPT Holdings, LLC. The operating agreement of JGWPT Holdings, LLC will provide, among other things, (i) for us to act as the sole managing member and (ii) that JGWPT Common Interests held by the Common Interestholders will be exchangeable for (i) one of our Class A Shares, or, in the case of PGHI Corp., one of our Class C Shares, or (ii) at the option of JGWPT Holdings, LLC cash equal to the market value of one of our Class A Shares or Class C Shares, as applicable, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests), subject to applicable rules and restrictions imposed by us, in order to provide liquidity to these holders.

•	We will issue the Class A Shares for net proceeds of $135.6 million.

•	We will use the net proceeds that we receive from this offering to purchase newly issued JGWPT Common Interests directly from JGWPT Holdings, LLC. Upon completion of the offering, we will have acquired JGWPT Common Interests representing a 34.6% interest in the newly formed company to be named JGWPT Holdings, LLC.

•	JGWPT Holdings, LLC will use the net proceeds it receives from us in connection with this offering to repay a portion of the amount outstanding under its subsidiary’s term loan.

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•	We will enter into a registration rights agreement with all of the Common Interestholders pursuant to which (i) we will be required to use our reasonable best efforts to file a shelf registration statement upon the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests) providing for the exchange of all JGWPT Common Interests held by the Common Interestholders for an equivalent number of Class A Shares and the resale of such Class A Shares at any time and from time to time thereafter, subject to applicable rules and restrictions imposed by us, and (ii) the Common Interestholders will be entitled to sell certain of such Class A Shares issuable to them upon exchange of their JGWPT Common Interests or issuable to them upon conversion from Class C Shares or exercise of warrants in any public underwritten offerings by us after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to customary pro rata cutbacks. Any Class A Shares issued upon exchange of Restricted JGWPT Common Interests will remain subject to the same vesting restrictions applicable to the exchanged Restricted JGWPT Common Interests. In addition, the JLL Holders and other significant Common Interestholders will have demand registration rights.

•	We will enter into a tax receivable agreement with all Common Interestholders who hold in excess of approximately 1% of the JGWPT Common Interests immediately prior to this offering. See “The Transactions—Tax Receivable Agreement.”

•	We will amend and restate our certificate of incorporation to provide for, among other things, the issuance of our Class A common stock, Class B common stock, and Class C common stock.

We refer to the foregoing collectively as the “Transactions.” No fairness opinion was sought nor was one obtained for any aspect of the Transactions. If you invest in our Class A Shares, your interest in us will be diluted to the extent of the difference between the initial public offering price per Class A Share and the pro forma net tangible book value per Class A Share after this offering, which is $1.40. Assuming we sell the Class A Shares in this offering at $15.50 per share, the extent of your dilution will be $14.10 per share. See “Dilution” for further information.

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USE OF PROCEEDS

The net proceeds from this offering will be approximately $135.6 million, after deducting underwriting discounts and estimated offering expenses payable by us (assuming the Class A Shares are sold at $15.50 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), or approximately $156.9 million if the underwriters exercise in full their option to purchase additional shares. We will use the net proceeds of this offering to purchase 9,750,000 JGWPT Common Interests directly from JGWPT Holdings, LLC. JGWPT Holdings, LLC, our principal operating company, will use the net proceeds it receives to repay amounts outstanding under our term loan, including prepayment penalties applicable thereto.

The net proceeds from any exercise of the underwriters’ overallotment option will be used to purchase a corresponding additional number of JGWPT Common Interests directly from JGWPT Holdings, LLC, which would use the additional proceeds to repay additional amounts outstanding under the term loan, including prepayment penalties applicable thereto.

Our term loan is a $575 million senior secured facility which matures in February 2019. The term loan bears interest at either (i) LIBOR plus 750 basis points with a LIBOR floor of 1.5 or (ii) Prime plus 650 basis points with a Prime floor of 2.5%, at our election. As of June 30, 2013, we had elected the LIBOR rate and the interest rate on the term loan was 9.0%. Certain affiliates of Jefferies LLC are lenders and agents under our term loan, and as a result will receive certain of the proceeds of this offering.

A $0.50 increase (decrease) in the assumed initial public offering price of $15.50 per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds by $4.57 million, assuming the number of Class A Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

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CAPITALIZATION

The following sets forth the cash and cash equivalents and capitalization as of June 30, 2013:

•	of J.G. Wentworth, LLC on an actual basis;

•	of JGWPT Holdings Inc. on a pro forma basis to give effect to the Transactions.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	As of June 30, 2013
	Actual J.G. Wentworth, LLC	Pro Forma JGWPT Holdings Inc.
	(in thousands)

Cash and cash equivalents	$30,150	$30,150	(a)

Debt
VIE borrowings under revolving credit facilities and other similar borrowings	72,355	72,355
Term loan payable	557,205	435,849
VIE long-term debt	157,464	157,464
VIE long-term debt issued by securitization and permanent financing trusts, at fair market value	3,278,477	3,278,477
Total debt	$4,065,501	$3,944,145

Stockholders’ equity/members’ capital:
Class A Shares, par value $0.00001 per share, 500,000,000 shares authorized, 0 shares issued and outstanding actual, 9,757,096 shares issued and outstanding pro forma		—
Class B Shares, par value $0.00001 per share, 500,000,000 shares authorized, 0 shares issued and outstanding actual, 11,219,596 shares issued and outstanding pro forma		—
Class C Shares, par value $0.00001 per share, 500,000 shares authorized, 0 shares issued and outstanding actual, 0 shares issued and outstanding pro forma		—
Additional paid-in capital/member’s capital	36,353	59,676
Accumulated other comprehensive income	2,084	723
Noncontrolling interests	—	101,958
Accumulated deficit	—	(144,744)
Total stockholders’ equity/member’s capital	38,437	17,613
Total capitalization	$4,103,938	$3,961,758

(a)	On October 18, 2013, JG Wentworth, LLC closed its 2013-3 securitization, which generated net proceeds of $32.3 million which is not included.

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DILUTION

If you invest in our Class A Shares, your interest will be diluted to the extent of the difference between the offering price per Class A Share and the pro forma net tangible book value per Class A Share after this offering. Dilution results from the fact that the per share offering price of the Class A Shares is substantially in excess of the net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity excluding intangible assets, if any.

Our net tangible book value (deficit) as of June 30, 2013, was $(96.2) million or $(5.23) per Class A Share, assuming that Common Interestholders initially exchange their JGWPT Common Interests for our Class A Shares on a one-for-one basis.

After giving effect to the sale of 9,750,000 Class A Shares at an assumed offering price of $15.50 per share, the mid-point of the price range set forth on the cover page of this prospectus in this offering, after deducting the underwriting discounts, estimated offering expenses and other related transaction costs payable by us, our pro forma net tangible book value as of June 30, 2013 was $39.5 million, or $1.40 per Class A Share, assuming that current Common Interestholders initially exchange their JGWPT Common Interests for our Class A Shares on a one-for-one basis.

The following table illustrates the pro forma immediate increase in book value of $6.63 per share for existing equity holders and the immediate dilution of $14.10 per share to purchasers of Class A Shares in this offering, assuming the underwriters do not exercise their option to purchase up to 1,462,500 additional shares.

Initial public offering price per share		$15.50
Net tangible book value (deficit) per share as of June 30, 2013	(5.23)
Increase in net tangible book value per Class A Share attributable to New investors	6.63
Pro forma net tangible book value per share after this offering		1.40
Dilution to new investors per share		$14.10

A $0.50 increase (decrease) in the assumed offering price of $15.50 per Class A Share would increase (decrease) our net tangible book value after this offering by $4.7 million, our pro forma net tangible book value per share after this offering by $0.17 per share, and the dilution to new investors by $0.33 per share, assuming the number of Class A Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and offering expenses payable by us.

The following table summarizes, on the same pro forma basis as of June 30, 2013, the differences between the existing equity holders, assuming that each of them initially exchange their JGWPT Common Interests for Class A Shares on a one-for-one basis, and the purchasers of Class A Shares in this offering with respect to the number of Class A Shares (or JGWPT Common Interests, as applicable) purchased from us, the total consideration paid by existing equity holders and investors in this offering, and the average price per Class A Share paid by investors in this offering and the average price per JGWPT Common Interest paid by existing equity holders before deducting the underwriting discount and estimated offering expenses.

		Total Consideration		Average Price per
	Shares Purchased	(in thousands)
	Number	$	Percent	Share
Existing Equity Holders	18,391,664	$38,437	20.3%	$2.09
Investors in this offering(1)	9,750,000	$151,125	79.7%	$15.50

(1)

A $0.50 increase (decrease) in the assumed offering price of $15.50 per Class A Share would increase (decrease) total consideration paid by new investors in this offering by $4.875 million, assuming the number of Class A Shares offered by us, as set forth on the cover page of this prospectus, remains the same.

11

If the underwriters’ option to purchase up to 1,462,500 additional Class A Shares is exercised in full, the pro forma net tangible book value per share after this offering as of June 30, 2013 would be $2.05 per share and the dilution in pro forma net tangible book value per share to new Class A stockholders would be $13.45 per share. Furthermore, the percentage of our common stock owned (on a fully-diluted basis) by existing equity holders would decrease to 62.1% and the percentage of our common stock owned (on a fully-diluted basis) by new Class A stockholders would increase to 37.9%.

If the options to purchase an aggregate of 255,129 Class A Shares that we intend to grant concurrently with this offering were exercised in full by all the holders thereof, the pro forma net tangible book value per share after this offering as of June 30, 2013 would be $1.53 per share and the dilution in pro forma net tangible book value per share to new Class A stockholders would be $13.97 per share.

12

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statements of operation for the year ended December 31, 2012 and for the six months ended June 30, 2013 present our consolidated results of operations giving pro forma effect to the Transactions as if such transactions occurred on January 1, 2012. The unaudited pro forma balance sheet as of June 30, 2013 presents our consolidated financial condition giving pro forma effect to the Transactions as if such transactions occurred on June 30, 2013. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect on a pro forma basis the impact of these transactions on the historical financial information of J.G. Wentworth, LLC.

The unaudited pro forma consolidated financial information and notes included in this prospectus are presented for illustrative purposes only. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to this offering and related transactions. The unaudited pro forma financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. For further discussion of these matters, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

The pro forma adjustments are described in the notes to the unaudited pro forma financial information, and principally include the following:

•	A provision for federal and state income taxes of JGWPT Holdings Inc. as a taxable corporation;

•	A reduction in interest expense representing repayment of $125.0 million of the outstanding principal amount of our term loan and $10.6 million of prepayment premiums related thereto; and

•

The issuance and sale by us of 9,750,000 Class A Shares to the public representing 34.6% of the economic interests of JGWPT Holdings Inc. at an initial offering price of $15.50 per share, the mid-point of the range set forth on the cover page of this prospectus, and the application of the net proceeds from this offering.

13

	As of June 30, 2013
	Historical J.G. Wentworth, LLC	Offering and Reorganization Transaction Related Adjustments		Pro Forma for the Offering and Reorganization Transaction JGWPT Holdings Inc.
ASSETS
Cash and cash equivalents	$30,150	—	(a)	$30,150
Restricted cash and investments	111,685			111,685
VIE finance receivables, at fair market value (1)	3,730,370			3,730,370
Other finance receivables, at fair market value	29,366			29,366
VIE finance receivables, net of allowance for losses of $5,043(1)	120,972			120,972
Other finance receivables, net of allowance for losses of $1,714	15,720			15,720
Notes receivable, at fair market value(1)	6,387			6,387
Note receivable due from affiliate	—			—
Other receivables, net of allowance for losses of $253	14,154			14,154
Fixed assets, net of accumulated depreciation of $3,930	7,176			7,176
Intangible assets, net of accumulated amortization of $16,015	49,644			49,644
Goodwill	84,993			84,993
Marketable securities	130,217			130,217
Deferred tax assets, net	1,668			1,668
Other assets	29,900	(3,655	)(b)	26,245
Total assets	$4,362,402	$(3,655)		$4,358,747

LIABILITIES AND MEMBER’S CAPITAL
Accounts payable	$5,978			5,978
Accrued expenses	16,708			16,708
Accrued interest	12,498			12,498
VIE derivative liabilities, at fair market value	85,439			85,439
VIE borrowings under revolving credit facilities and other similar borrowings	72,355			72,355
VIE long-term debt	157,464			157,464
VIE long-term debt issued by securitization and permanent financing trusts, at fair market value	3,278,477			3,278,477
Term loan payable	557,205	(121,356	)(c)	435,849
Deferred income tax liabilities, net	—	138,525	(d)	138,525
Other liabilities	7,624			7,624
Installment obligations payable	130,217			130,217
Total liabilities	4,323,965	17,169		4,341,134
Total J.G. Wentworth, LLC member’s capital	—	—		—
Noncontrolling interest in affiliate	—	—		—
Member’s capital/Shareholders equity	36,353	(36,353)		—
Accumulated other comprehensive income	2,084	(1,361)		723
Class A Shares, authorized to issue 500,000,000 shares, par value $0.00001 per share, 9,757,096 shares outstanding	—	—	(e)	—
Class B Shares, authorized to issue 500,000,000 shares, par value $0.00001 per share, 14,031,041 shares outstanding	—	—	(e)	—
Additional paid-in capital	—	59,676	(f)	59,676
Noncontrolling interest	—	101,958	(g)	101,958
Accumulated deficit	—	(144,744	)(h)	(144,744)
Total liabilities and member’s capital/shareholders equity	$4,362,402	$(3,655)		$4,358,747

(1)	Pledged as collateral to credit and long-term debt facilities

14

Notes to Pro Forma Balance Sheet

As of June 30, 2013

a.	Reflects the net effect on cash and cash equivalents of the receipt of the net offering proceeds of $135.6 million and the use of proceeds described in “Use of Proceeds.”

b.	Reflects the proportionate decrease of debt issuance costs in association with the repayment of $125.0 million of the outstanding principal amount of our term loan payable made from the proceeds from the offering.

c.	Reflects the repayment of $125.0 million of the outstanding principal amount of our term loan payable, net of debt discount, made from the proceeds from the offering.

d.	Reflects the deferred tax liability of $138.5 million related to the difference between book and tax basis of balance sheet accounts as of June 30, 2013.

e.	Represents an adjustment to stockholders’ equity reflecting the par value for Class A Shares and Class B Shares to be outstanding following this offering. The existing owners of JGWPT Holdings, LLC will hold Class B Shares of JGWPT Holdings Inc. Although these shares have no economic rights, they will allow our existing owners to exercise voting power at JGWPT Holdings Inc., the managing member of JGWPT Holdings, LLC, at a level that is consistent with their overall equity ownership of our business. Under the certificate of incorporation of JGWPT Holdings Inc., each holder of Class B Shares shall be entitled to 10 votes per share. Accordingly, the voting power afforded to our existing owners by their Class B Shares is automatically and correspondingly reduced as they sell their common interest in JGWPT Holdings, LLC for cash as part of the offering or subsequently exchange their common interest in JGWPT Holdings, LLC for Class A Shares of JGWPT Holdings Inc. pursuant to the operating agreement of JGWPT Holdings, LLC. Accordingly, immediately following this offering, our existing owners, through their holdings of our Class B Shares, will collectively have 93.5% of the voting power of JGWPT Holdings Inc.

f.	Represents an increase of $59.7 million to additional paid-in capital as a result of the amounts allocable to JGWPT Holdings Inc. of the net proceeds from this offering (offering proceeds, net of underwriting discounts, of $151.1 million), less $15.5 million of offering expense and less par value reflected in note (e) and the elimination of member’s capital of $38.4 million upon consolidation.

g.	As described in “The Transactions,” JGWPT Holdings Inc. will become the sole managing member of JGWPT Holdings, LLC. JGWPT Holdings Inc. will initially own less than 100% of the economic interest in JGWPT Holdings, LLC but will have 100% of the voting power and control the management of JGWPT Holdings, LLC. As a result, we will consolidate the financial results of JGWPT Holdings, LLC and will record non-controlling interest on our consolidated balance sheet. Immediately following this offering, the non-controlling interest, based on the assumptions to the pro forma financial information, will be $102.0 million. Pro forma non-controlling interest represents 65% of the pro forma deficit of JGWPT Holdings, LLC of $17.6 million without consideration of (d) above.

h.	Represents the impact to equity of the recording of a deferred tax liability ($138.5 million), and the proportionate writeoff of debt issuance costs in association with the repayment of the term loan ((c) $3.6 million), the proportionate write off of the debt discount related to the term loan ((d) $3.7 million), the payment of fees in connection with the early repayment of our term loan of $10.6 million.

15

	Six months ended June 30, 2013
Statement of Operations Data	Historical J.G. Wentworth, LLC	Offering and Reorganization Transaction Related Adjustments			Pro Forma for the Offering and Reorganization Transaction JGWPT Holdings Inc.
REVENUES
Interest income	$80,582	$			$80,582
Unrealized gains on VIE and other finance receivables, long-term debt and derivatives	163,843				163,843
Gain (loss) on swap termination, net	(174)				(174)
Servicing, broker, and other fees	2,536				2,536
Other	(53)				(53)
Realized loss on notes receivable, at fair market value	(1,862)				(1,862)
Realized and unrealized gains (losses) on marketable securities, net	4,997				4,997
Total revenue	$249,869	$			$249,869

EXPENSES
Advertising	$33,803	$			$33,803
Interest expense	85,970		(5,598	)(a)	80,372
Compensation and benefits	23,396		169	(e)	23,565
General and administrative	10,361				10,361
Professional and consulting	9,098				9,098
Debt issuance	3,072				3,072
Securitization debt maintenance	2,984				2,984
Provision for losses on finance receivables	2,683				2,683
Depreciation and amortization	2,763				2,763
Installment obligations expense (income), net	6,519				6,519
Total expenses	$180,649		$(5,429)		$175,220
Income before taxes	$69,220		$5,429		$74,649
Provision (benefit) for income taxes	1,155		9,639	(b)	10,794
Net income	68,065		(4,210)		63,855
Less noncontrolling interest in earnings of affiliate	—		—		—
Net income attributable to J.G. Wentworth, LLC	$68,065		$(4,210)		$63,855
Less net income attributable to other noncontrolling interest			47,991	(c)	47,991
Net income attributable to holders of Class A Shares					$15,864

Weighted average of Class A Shares outstanding(d)
Basic					9,757,096
Diluted					9,757,096
Net income available to Class A Shares(d)
Basic earnings per share					$1.63
Diluted earnings per share					$1.63

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	Year ended December 31, 2012
Statement of Operations Data	Historical J.G. Wentworth, LLC	Offering and Reorganization Transaction Related Adjustments			Pro Forma for the Offering and Reorganization Transaction JGWPT Holdings Inc.
REVENUES
Interest income	$177,748				$177,748
Unrealized gains on VIE and other finance receivables, long-term debt and derivatives	270,787				270,787
Gain (loss) on swap termination, net	(2,326)				(2,326)
Servicing, broker, and other fees	9,303				9,303
Other	(856)				(856)
Realized and unrealized gains (losses) on marketable securities, net	12,741				12,741
Total revenue	$467,397	$			$467,397

EXPENSES
Advertising	$73,307				$73,307
Interest expense	158,631		(10,967	)(a)	147,664
Compensation and benefits	43,584		336	(e)	43,920
General and administrative	14,913				14,913
Professional and consulting	15,874				15,874
Debt prepayment and termination	—				—
Debt issuance	9,124				9,124
Securitization debt maintenance	5,208				5,208
Provision for losses on finance receivables	3,805				3,805
Depreciation and amortization	6,385				6,385
Installment obligations expense (income), net	17,321				17,321
Total expenses	$348,152		$(10,631)		$337,521
Income before taxes	$119,245		$10,631		$129,876
Provision (benefit) for income taxes	(227)		16,769	(b)	16,542
Net income	119,472		(6,138)		113,334
Less noncontrolling interest in earnings of affiliate	2,731		—		2,731
Net income attributable to J.G. Wentworth, LLC	$116,741		$(6,138)		$110,603
Less net income attributable to other noncontrolling interest			83,174	(c)	83,174
Net income attributable to holders of Class A Shares					$27,429

Weighted average of Class A Shares outstanding(d)
Basic					9,757,096
Diluted					9,757,096
Net income available to Class A Shares(d)
Basic earnings per share					$2.81
Diluted earnings per share					$2.81

17

Notes to Pro Forma Statement of Operations

For the year ended December 31, 2012 and For the Six Months Ended June 30, 2013

a.	Reflects the reduction in interest expense as a result of the $125.0 million repayment of the term loan payable made from the proceeds of this offering.

b.	Following this offering, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of JGWPT Holdings, LLC, which will result in the necessity to record income taxes. As a result, the pro forma statements of operations reflect an adjustment to our provision for U.S. federal, state and local income taxes and assume the applicable statutory rates apportioned to each state and local jurisdiction, as if the Transactions occurred on January 1, 2012. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes payable for the pro forma periods presented plus the change in deferred taxes during the periods. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities. In addition, the pro forma statements of operations do not reflect the one-time adjustment for the deferred tax liability to be recorded once the Transactions are completed since it is not expected to have a continuing impact.

c.	As described in “The Transactions”, JGWPT Holdings Inc. will become the sole managing member of JGWPT Holdings, LLC. JGWPT Holdings Inc. will initially own less than 100% of the economic interest in JGWPT Holdings, LLC but will have 100% of the voting power and control the management of JGWPT Holdings, LLC. Immediately following this offering, the non-controlling interest will be 65%. The percentage of the net income attributable to the non-controlling interest will vary from these percentages due to the differing level of income taxes applicable to the controlling interest. For the year ended December 31, 2012 and six months ended June 30, 2013, the non-controlling interest was allocated 0% of the pro forma provision (benefit) income tax adjustment of $16,769 and $9,639, respectively.

d.	The Class B Shares do not share in our earnings and, therefore, are not included in the weighted average shares outstanding or net income per share.

On a pro forma basis for the year ended December 31, 2012 and the six months ended June 30, 2013, the Common Interests and warrants in JGWPT Holdings, LLC were antidilutive and consequently the effect of their exchange for Class A Shares has been excluded from the calculation of diluted net income available to Class A Shares.

e.	Reflects the increase in share based compensation expense associated with the issuance of stock options for 255,129 Class A Shares we intend to grant to our executive officers and employees concurrently with this offering.

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JGWPT HOLDINGS INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

Note 1 – Basis of Presentation

The unaudited pro forma condensed balance sheet of JGWPT Holdings Inc. as of June 30, 2013 is based on J.G. Wentworth, LLC’s unaudited historical consolidated balance sheet and includes pro forma adjustments to give effect to the transactions as described below if they had occurred on June 30, 2013.

The unaudited pro forma statement of operations of JGWPT Holdings Inc. for the year ended December 31, 2012 is based on J.G. Wentworth, LLC’s audited historical consolidated statement of operations for the same period and the unaudited pro forma consolidated statement of operations of JGWPT Holdings Inc. for the six months ended June 30, 2013 is based on J.G. Wentworth, LLC’s unaudited historical consolidated statement of operations for the same period. The pro forma adjustments are included to give effect to the Transactions if they had occurred on January 1, 2012.

The pro forma adjustments principally include the following:

•	A provision for federal and state income taxes of JGWPT Holdings Inc. as a taxable corporation;

•	A reduction in interest expense representing repayment of $125.0 million of the outstanding principal amount of our term loan and $10.6 million of prepayment premiums related thereto; and

•	The issuance and sale by us of 9,750,000 Class A Shares to the public representing 34.6% of the economic interest of JGWPT Holdings Inc. at an initial offering price of $15.50 per share and the application of the net proceeds from this offering.

Note 2 – Pro forma Adjustments and Assumptions

Transactions

Reflects the pro forma adjustments to non-controlling interests, retained earnings and income attributable to non-controlling interest to reflect the ownership interests in J.G. Wentworth, LLC that will not be owned by us.

Following the Transactions, we will be a holding company, with our sole material assets being our indirect ownership interest of 34.6% of the limited partnership interest of JGWPT Holdings, LLC. which is the 100% owner of J.G. Wentworth LLC. The existing holders of JGWPT Holdings, LLC will own the remaining 65.4% of JGWPT Holdings, LLC.

Reflects the deferred tax liability related to the difference between book and tax as of June 30, 2013. In addition the statement of operations reflects incremental income taxes based on the tax consequences of the Transactions. However such amounts reflect a full valuation allowance during the periods presented.

Reflects the net effect on cash and cash equivalents of: (i) the receipt of the net offering proceeds of $135.6 million from the issuance and sale of million Class A Shares at an initial public offering price of $15.50 per share, net of aggregate offering costs of $15.5 million, and (ii) the repayment of $125.0 million of the term loan payable with proceeds from the offering and $10.6 million of prepayment premiums related thereto.

Reflects the repayment of $125.0 million of our term loan payable from the proceeds from this offering.

Reflects a reduction in interest expense resulting from the repayment of $125.0 million of the term loan payable from the proceeds from the offering.

Reflects the change in member’s capital/shareholders equity to reflect the issuance and sale of million Class A Shares at an initial public offering price of $15.50 per share.

Note 3 – Pro Forma Earnings Per Share

Pro forma earnings per share is determined by dividing the pro forma net income attributable to holders of Class A Shares by the number of Class A Shares expected to be outstanding following this offering. All Class A Shares were assumed to have been outstanding since January 1, 2012.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our Class A Shares and Class B Shares immediately after the consummation of this offering and the other Transactions described herein, for:

•	each person known to us to be the beneficial owner of more than 5% of our Class A Shares or Class B Shares as a result of the Transactions;

•	each of our executive officers;

•	each of our directors and director nominees; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address for each beneficial owner listed on the table is 201 King of Prussia Road, Radnor, Suite 501, Pennsylvania 19087-5148. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

As described in “The Transactions”, each Common Interest (other than Common Interests held by us and non-voting JGWPT Common Interests held by PGHI Corp.) is exchangeable for one of our Class A Shares, or, at the option of JGWPT Holdings, LLC, cash equal to the market value of one of our Class A Shares.

As described in “The Transactions”, concurrently with this offering, we will issue to each Common Interestholder (other than PGHI Corp.) one Class B Share for each Common Interest they own. As a result, the number of Class B Shares listed in the table below correlates to the number of JGWPT Common Interests each such Common Interestholder will own immediately prior to and after this offering. The number of JGWPT Common Interests held by each of our executive officers listed in the table below consists in part of JGWPT Common Interests that they will receive immediately prior to this offering upon the conversion of the Class B Management Interests they currently own. The ratio of these conversions will depend in part on the price at which Class A Shares are sold in this offering. For purposes of the presentation of the total number of Class B Shares beneficially owned by each stockholder who currently owns any such Class B Management Interests, we have assumed that the Class A Shares will be sold at $15.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus.

	Shares Beneficially Owned After this Offering
Name and Address of Beneficial Owner	Number of Class A Shares	Number of Class B Shares	% of Combined Voting Power
JLL Holders(1)	0	9,345,175	62.3
Paul S. Levy(1)	0	9,345,175	62.3
Candlewood Special Situations Fund, LP(2)	0	791,974	5.3
Robert C. Griffin(3)	3,548	0	*
Alexander R. Castaldi(1)	0	0	*
Eugene I. Davis(3)	3,548	7,344	*
Kevin Hammond	0	0	*
Robert N. Pomroy	0	0	*
Francisco J. Rodriguez(1)	0	0	*
David Miller(1)	0	526,298	3.5
Randi Sellari	0	428,505	2.9
Stefano Sola	0	206,637	1.4
Stephen Kirkwood	0	47,721	*
John Schwab	0	75,873	*
All executive officers and directors as a group (12 persons)	7,096	10,637,553	70.9

*	Less than 1%.
(1)

The JLL Holders consist of JLL JGW Distribution, LLC and JGW Holdco, LLC. JLL JGW Distribution, LLC will be the direct owner of a portion of the Class B Shares listed next to the JLL Holders above and JGW Holdco, LLC will be the direct owner of the remaining Class B Shares. JGW Holdco, LLC's managing member is J.G. Wentworth, Inc., the board of directors of which consists of Paul Levy, Alexander

20

Castaldi, Francisco Rodriguez and David Miller. JGW Holdco, LLC is more than 99% owned by JLL JGW Distribution, LLC. JLL JGW Distribution, LLC's board of managers consists of Paul Levy, Alexander Castaldi and Francisco Rodriguez. JLL JGW Distribution, LLC is owned by JLL Fund V AIF I, L.P., a Delaware limited partnership (“AIF I”), and JLL Fund V AIF II, L.P., a Delaware limited partnership (“AIF II”), which in turn holds its interests in JLL JGW Distribution, LLC through JGW Holdings, Inc., a Delaware corporation. JLL Associates V, L.P., a Delaware limited partnership, is the general partner of each of AIF I and AIF II. JLL Associates G.P. V, L.L.C., a Delaware limited liability company, is the general partner of JLL Associates V, L.P. Mr. Paul Levy is the sole managing member of JLL Associates G.P. V, L.L.C. As a result, Mr. Levy may be deemed to be the beneficial owner of all of these Class B Shares, with shared voting and dispositive power with regard to such Class B Shares. Mr. Levy has a pecuniary interest in only a portion of these Class B Shares. Messrs. Castaldi, Rodriguez and Miller may also be deemed to have beneficial ownership of these Class B Shares, but they disclaim any beneficial ownership thereof. The address for the JLL Holders is 450 Lexington Avenue, 31st Floor, New York, New York 10017.

(2)	Michael Lau, David Koenig, Phil DeSantis and Indra Chandra, as Managing Partners of Candlewood Investment Group, LP (“CIG”), the investment manager of the holder listed above, have the power to vote and dispose of the securities held by the holder listed above and may be deemed to beneficially own such securities. Mr. Lau, Mr. Koenig, Mr. DeSantis, Mr. Chandra each disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein. Candlewood Special Situations Fund, L.P., Candlewood Special Situations General, LLC and CIG, together with certain other investment funds advised by CIG that are not holders of the securities, may be deemed to be a “group” within the meaning of Section 13(d) of the Exchange Act. To the extent that such entities are deemed to be a “group,” each such entity may be deemed to beneficially own all of the securities beneficially owned by each other member of the “group.” The address of the holder and beneficial owners is 777 Third Avenue, Suite 19B, New York, New York 10017.

(3)	Includes 3,548 restricted Class A Shares to be granted concurrently with this offering.

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